NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                            CALVERT TAX-FREE RESERVES
                            EXACT NAME OF REGISTRANT






                            NOTIFICATION OF ELECTION


THE UNDERSIGNED REGISTERED OPEN-END INVESTMENT COMPANY HEREBY NOTIFIES THE SECURITIES AND EXCHANGE COMMISSION THAT IT ELECTS TO COMMIT ITSELF TO PAY IN CASH ALL REDEMPTIONS BY A SHAREHOLDER OF RECORD AS PROVIDED BY RULE 18F-1 UNDER THE INVESTMENT COMPANY ACT OF 1940. IT IS UNDERSTOOD THAT THIS ELECTION IS IRREVOCABLE WHILE SUCH RULE IS IN EFFECT UNLESS THE COMMISSION BY ORDER UPON APPLICATION PERMITS THE WITHDRAWAL OF THIS NOTIFICATION OF ELECTION.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF RULE 18F-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS CAUSED THIS NOTIFICATION OF ELECTION TO BE DULY EXECUTED ON ITS BEHALF IN THE CITY OF BETHESDA, AND THE STATE OF MARYLAND ON THE 23RD DAY OF AUGUST 2000.


                              SIGNATURE     CALVERT  TAX-FREE  RESERVES
                                         NAME  OF  REGISTRANT

                                                      BY /S/ JENNIFER P. STREAKS
                                             JENNIFER  P.  STREAKS
                                            ASSISTANT  SECRETARY


ATTEST  /S/Edith Lillie